BRIGHT MINDS BIOSCIENCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders (the "Shareholders") of Bright Minds Biosciences Inc. (the "Company") will be held at the offices of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7 on Friday, March 22, 2024, at 10:00 a.m. (Pacific Time) for the following purposes:

1. To receive the consolidated financial statements of the Company for the financial year ended September 30, 2023, together with the auditor's report thereon (the "Annual Financial Statements") and the related management discussion and analysis ("MD&A").

2. To elect directors of the Company for the ensuing year.

3. To appoint DeVisser Gray LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.

In order to be valid and acted upon at the Meeting, proxies must be received no later than 10:00 a.m. (Pacific Time) on Wednesday, March 20, 2024 or not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting or any postponement(s) or adjournment(s) thereof. Failure to so deposit a form of proxy will result in its invalidation. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline.

The Circular accompanies this Notice. The Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting.  The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Annual Financial Statements and MD&A will be made available at the Meeting and are available on SEDAR+ at www.sedarplus.ca.

Notice-and-Access

The Company has elected to use the notice-and-access model ("Notice-and-Access Provisions") set out in National Instrument 51-102 - Continuous Disclosure Obligations and in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials related to this Meeting. The Notice-and-Access Provisions allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Circular and any additional annual meeting materials (the "Proxy Materials") online. Under Notice-and-Access, instead of receiving paper copies of the Circular, registered Shareholders will receive the Notice and Access Notification to Shareholders (the "N&A Notification") and a form of proxy (the "Proxy").  In the case of beneficial (non-registered) Shareholders, they will receive the N&A Notification and a voting instruction form ("VIF"). The form of Proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.

Copies of the Proxy Materials, the Annual Financial Statements and MD&A are posted on the Company's website at info@brightmindsbio.com.

How to Obtain Paper Copies of the Circular

Any Shareholder may request a paper copy of the Circular be mailed to them at no cost by contacting the Company at 19 Vestry Street New York, NY 10013 or by telephone at 1-647-865-8622 or toll-free at 1-866-962-0498. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote by 10:00 a.m. (Pacific Time) on March 20, 2024 (the "Proxy Deadline") a Shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than March 8, 2024. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Circular can be requested at any time during this period.  To obtain a paper copy of the Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the management proxy circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their Common Shares will be voted at the Meeting.  If you hold your Common Shares in a brokerage account, you are a non-registered Shareholder.

DATED at Vancouver, British Columbia, as of this 5th day of February, 2024.

BY ORDER OF THE BOARD

"Ian McDonald"

Ian McDonald
President and Chief Executive Officer